UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice Regarding Progress and Completion on Repurchase of Common Stock

(Repurchase of common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act, in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Companies Act and MUFG’s Articles of Incorporation)

Tokyo, June 24, 2024 — MUFG today announced the status of progress on repurchases of its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act of Japan and in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Companies Act and Article 44 of the Articles of Incorporation of MUFG.

The repurchase of common stock pursuant to the resolution of the Board of Directors meeting held on May 15, 2024 has completed as a result of the following repurchase.

(1) Stock repurchased	MUFG common stock
(2) Aggregate shares repurchased	37,026,800 shares
(3) Aggregate repurchase price	¥59,801,695,922
(4) Repurchase period	June 1, 2024 to June 21, 2024
(5) Repurchase method	Market purchases on the Tokyo Stock Exchange

(Reference)

i. Outline of the resolution with respect to the repurchase of common stock at the Board of Directors meeting held on May 15, 2024

(1) Stock to be repurchased	MUFG common stock
(2) Aggregate shares to be repurchased	Up to 80,000,000 shares (0.68% of total shares outstanding excluding treasury stock)
(3) Aggregate repurchase price	Up to ¥100,000,000,000
(4) Repurchase period	May 16, 2024 to June 30, 2024
(5) Repurchase method	Market purchases on the Tokyo Stock Exchange

ii. Cumulative progress on stock repurchases as of June 21, 2024, pursuant to the above resolution

(1) Accumulated shares repurchased	62,666,100 shares
(2) Accumulated repurchase price	¥99,999,986,737

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 120,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

This notice contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of MUFG and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, MUFG’s current estimates, perceptions and evaluations. In addition, in order for MUFG to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, Annual Report, and other disclosures that MUFG has announced.